Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission (the “2024 Form 20- F”) under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2024 Form 20-F.

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to E-Home Household Service Holdings Limited and its subsidiaries in the context of describing our business, operations and consolidated financial information.

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services (mainly installation and maintenance services of home appliance) and housekeeping services. For our installation and maintenance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We have partnerships with more than 1,700 individuals and service stores providing these services in China. We currently have more than 2,800 cleaners and nannies in our network providing our housekeeping and care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services (mainly installation and maintenance of home appliance). In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched our senior care services in August 2019 and eventually ceased such business in December 2024 due to difficulties in development of new customers and decreased revenue generated from existing customers. We currently have approximately 526 employees to support our operations.

We have generated revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC and from providing educational consulting services to our customers through our subsidiaries acquired during the fiscal year ended June 30, 2023. We sold the pharmaceutical business in October 2024 due to the price control on generic drugs imposed by Chinese government and difficulties to growth business and generate profits.

Our overall revenue slightly decreased by 2.1% to approximately $26.37 million for the six months ended December 31, 2024, as compared to approximately $26.95 million for the six months ended December 31, 2023. Our revenue from installation and maintenance services increased by 11.5% to approximately $16.90 million for the six months ended December 31, 2024, as compared to $15.15 million for the six months ended December 31, 2023. Our revenue from housekeeping services increased by 9.9% to approximately $8.61 million for the six months ended December 31, 2024, as compared to $7.84 million for the six months ended December 31, 2023. We generated approximately $0.35 million of revenue from our senior care services for the six months ended December 31, 2024, representing a decrease of 87.4% as compared to $2.81 million for the six months ended December 31, 2023. For the six months ended December 31, 2024, we generated revenues from sales of pharmaceutical products and educational consulting services of approximately $0.01 million and $0.50 million, respectively. For the six months ended December 31, 2023, we also generated revenues from sales of pharmaceutical products and educational consulting services of approximately $0.19 million and $0.96 million, respectively.

For the six months ended December 31, 2024, we had a net loss of approximately $7.95 million, representing an increase in net loss of approximately $2.75 million compared with net loss of approximately $5.19 million for the six months ended December 31, 2023.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	industry demand;

●	contract pricing and terms;

●	competition in the home appliance services, housekeeping services and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Our Reportable Segments

As of December 31, 2024, our operations are organized into five reportable segments: installation and maintenance services, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. We adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements. The adoption of this standard had a material impact on our financial position, with no material impact on the results of operations and cash flows.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by us at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Revenue recognition

We adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in our consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of our company.

We generate revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to value added tax (“VAT”). To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and has contracts with third-party service providers (i.e., service outlets) who act as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by our company and the service provider is only responsible for collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay our company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, we also sell household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. We did not sell these household appliance accessories separately. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, we regard these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, we disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

We also generated revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, we recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations. We consider whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the goods. We control the specified good before that good is transferred to its customers based on the following indicators: (1) we are primarily responsible for fulfilling the promise to provide the specified good, (2) we bear the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) we have discretion in setting the price for the specified good.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimate return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. We analyzed historical refund claims for defective products and concluded that they have been immaterial since we can return the goods returned from the customers to our suppliers.

Revenues are reported net of all VAT. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with our customers when signing the contracts and are not subject to adjustment.

Educational consulting services

We also generate revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on our disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the requirements for income tax disclosures in order to provide greater transparency. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively. Management is currently evaluating this ASU to determine its impact on our disclosures.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Six Months Ended December 31, 2024 and 2023

The following table shows key components of our results of operations during the six months ended December 31, 2024 and 2023, in dollars and as a percentage of our total revenues.

	Six months Ended December 31, 2024		Six months Ended December 31, 2023
	Amount	% of Revenues	Amount	% of Revenues
Revenues
Installation and maintenance services	$16,896,126	64.1	$15,151,510	56.2
Housekeeping services	8,609,890	32.7	7,836,579	29.1
Senior care services	354,688	1.3	2,811,223	10.4
Educational consulting services	502,957	1.9	957,574	3.6
Sales of pharmaceutical products	8,407	0.0	190,297	0.7
Total revenues	26,372,068	100.0	26,947,183	100.0
Total cost of revenues	20,512,460	77.8	20,371,994	75.6
Operating expenses
Sales and marketing expenses	8,759,104	33.2	8,100,026	30.1
General and administrative expenses	2,325,278	8.8	2,786,747	10.3
Total operating expenses	11,084,382	42.0	10,886,773	40.4
Loss from operations	(5,224,774)	(19.8)	(4,311,584)	(16.0)
Other income (expenses), net
Interest income	178,181	0.7	127,142	0.5
Interest expenses	(11,509)	(0.0)	(385,524)	(1.4)
Amortization of financing cost	-	-	(623,801)	(2.3)
Other (loss) income, net	(2,887,547)	(11.0)	274	0.0
Total other expenses	(2,720,875)	(10.3)	(881,909)	(3.3)
Loss before income taxes	(7,945,649)	(30.1)	(5,193,493)	(19.3)
Income tax expense	-	-	-	-
Net loss	$(7,945,649)	(30.1)	$(5,193,493)	(19.3)

Revenues. We generate revenues from providing installation and maintenance services, housekeeping services, senior care services and educational consulting services, and from sales of pharmaceutical products. Our total revenue was $26,372,068 for the six months ended December 31, 2024, compared to $26,947,183 for the six months ended December 31, 2023, representing a slightly decrease of $575,115, or 2.1%. Such decrease was due to the decrease of $2,456,535 in revenue from our senior care services, the decrease of $454,617 in revenue from our educational consulting services, and the decrease of $181,890 in revenue from sales of pharmaceutical products, offset by the increase of $1,744,616 in revenue from our installation and maintenance services and the increase of $773,311 in revenue from our housekeeping services.

Revenue from installation and maintenance services increased by $1,744,616, or 11.5%, to $16,896,126 for the six months ended December 31, 2024 from $15,151,510 for the six months ended December 31, 2023. Installation and maintenance services accounted for 64.1% of our total revenue for the six months ended December 31, 2024, as compared to 56.2% of our total revenue for the six months ended December 31, 2023. Revenue from housekeeping services amounted to $8,609,890, or 32.7% of our total revenue for the six months ended December 31, 2024, representing an increase of $773,311, or 9.9%, from $7,836,579 for the six months ended December 31, 2023. Such increases were primarily due to the overall increase in household service expenditures from the recovery of China’s economy after COVID-19. During the six months ended December 31, 2024, we have partnerships with 1,700 individuals and service stores providing installation and maintenance services of home appliance and housekeeping services in China, which decreased approximately 5.6% comparing to the six months ended December 31, 2023.

For the six months ended December 31, 2024, we generated revenue from senior care services in an amount of $354,688, or 1.3% of our total revenue, which represented a decrease of $2,456,535, or 87.4%, from $2,811,223 for the six months ended December 31, 2023. Such decreases were primarily attributable to a decline in market demand for our senior care products and services, which made it increasingly difficult to acquire new customers or generate revenue from existing ones. As a result, we ceased offering senior care services starting in December 2024.

For the six months ended December 31, 2024, we generated revenue from educational consulting services in an amount of $502,957, or 1.9% of our total revenue, which represented a decrease of $454,617, or 47.5%, from $957,574 for the six months ended December 31, 2023. The decrease was primarily attributable to the reduced demand for services as our corporate clients tightened training and external service budgets under macroeconomic pressure.

For the six months ended December 31, 2024, we also generated revenue from sales of pharmaceutical products in an amount of $8,407, which represented a decrease of $181,890, or 95.6%, from $190,297 for the six months ended December 31, 2023. The decrease was primarily due to the price control on generic drugs imposed by Chinese government and our subsequent decision of disposal of pharmaceutical distribution business in October 2024, which led to a reduction in its business operations.

Cost of revenues. Our cost of revenues includes service fees paid to staff, outlets and service providers/suppliers for the services rendered and the cost of accessories sold. Our cost of revenue slightly increased by $140,466, or 0.7%, to $20,512,460 for the six months ended December 31, 2024 from $20,371,994 for the six months ended December 31, 2023.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $659,078, or 8.1%, to $8,759,104 for the six months ended December 31, 2024 from $8,100,026 for the six months ended December 31, 2023. The increase in sales expenses was primarily driven by higher advertising costs and increased employee-related expenses. Specifically, the increase in advertising expenses was due to the addition of an external billboard advertisement, while the increase in employee-related expenses was due to annual salary adjustments and annual bonus.

As a percentage of revenue, sales and marketing expenses increased to 33.2% for the six months ended December 31, 2024 from 30.1% for the six months ended December 31, 2023. The increase was primarily due to management’s decision to strengthen our marketing efforts in order to maintain competitiveness, despite a slight decline of 2.1% in revenue. This strategic investment aimed to prevent market share loss and sustain brand presence in a challenging market environment.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance and benefits, office leases, general office expenses, estimated credit loss and depreciation. Our general and administrative expenses decreased by $461,469, or 16.6%, to $2,325,278 for the six months ended December 31, 2024 from $2,786,747 for the six months ended December 31, 2023. Such decrease was due to the recognition of a financial lease termination loss of $565,543 for the six months ended December 31, 2023, caused by the termination of the finance lease contract for vehicles on July 1, 2023. As a percentage of revenue, general and administrative expenses decreased to 8.8% for the six months ended December 31, 2024 from 10.3% for the six months ended December 31, 2023.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $5,224,774 for the six months ended December 31, 2024, representing an increase of $913,190 in loss from operations, compared to $4,311,584 for the six months ended December 31, 2023.

Total other expenses. We had $2,720,875 in total other expenses for the six months ended December 31, 2024, as compared to $881,909 in total other expenses for the six months ended December 31, 2023. Total other expenses, net, for the six months ended December 31, 2024 consisted of interest expenses in the amount of $11,509, other non-business expenses of $7,300 and investment loss from disposal of equity in Zhongrun (Fujian) Pharmaceutical Co. Ltd. (“Zhongrun”) of $2,880,376, offset by interest income in the amount of $178,181 and other non-business income of $129. Total other expenses, net, for the six months ended December 31, 2023 consisted of interest expenses in the amount of $385,524 and amortization of financing cost of the convertible notes of $623,801, offset by interest income in the amount of $127,142 and other income of $274.

Income tax expense. We recorded income tax expenses of $Nil and $Nil for the six months ended December 31, 2024 and 2023, respectively.

Net loss. As a result of the cumulative effect of the factors described above, we generated a net loss of $7,945,649 for the six months ended December 31, 2024, representing an increase in net loss of $2,752,156, or 53.0%, from net loss of 5,193,493 for the six months ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024 and June 30, 2024, we had cash, cash equivalents and restricted cash of $132,310,506 and $100,810,078, respectively. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

We believe that our current levels of cash and cash flows from operations and equity financing will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended December 31,
	2024	2023
Net cash (used in) provided by operating activities	$(322,441)	$1,381,424
Net cash used in investing activities	(31,930,000)	(10,688,160)
Net cash provided by financing activities	64,662,822	11,822,082
Net increase in cash and cash equivalents	32,410,381	2,515,346
Effect of currency translation	(765,098)	557,586
Cash and cash equivalents at beginning of the period	100,665,223	71,252,380
Cash and cash equivalents at end of the period	$132,310,506	$74,325,312

Operating Activities

For the six months ended December 31, 2024, net cash used in operating activities was $322,441, representing a decrease of $1,703,865 compared to net cash provided by operating activities of $1,381,424 for the six months ended December 31, 2023.

For the six months ended December 31, 2024, net cash used in operating activities was $322,441. Net cash used in operating activities for the six months ended December 31, 2024 mainly consisted of the net loss of $7,852,577 and change in accounts payable and accrued expenses in the amount of $684,230, offset by depreciation and amortization of property, plant and equipment and intangible assets in the amount of $143,348, amortization of right-of-use assets in the amount of $201,952, investment loss of $2,880,376, change in account receivables in the amount of $353,314, change in advance to suppliers in the amount of $944,315, change in prepayments, receivables and other current assets in the amount of $3,320,800 and change in long-term deposits and other non-current assets in the amount of $350,833.

For the six months ended December 31, 2023, net cash provided by operating activities was $1,381,424. Net cash provided by operating activities for the six months ended December 31, 2023 consisted of the net loss of $5,193,493, interest expense in the amount of $385,524, depreciation and amortization of property, plant and equipment and intangible assets in the amount of $237,631, amortization of right-of-use assets in the amount of $304,163, amortization of financing cost of the convertible notes of $623,801, equity incentive plan of $327,340, loss on write-off of property, plant and equipment of $60,910, change in account receivables in the amount of $339,061, change in advance to suppliers in the amount of $11,282, change in inventory in the amount of $22,374, change in prepayments, receivables and other current assets in the amount of $4,143,426, change in long-term deposits and other non-current assets in the amount of $2,014,298, and change in tax payable in the amount of $5,208, offset by change in accounts payable and accrued expenses in the amount of $1,171,817, change in advance from customers in the amount of $628,531 and change in operating lease liabilities in the amount of $99,753.

Investing Activities

For the six months ended December 31, 2024, net cash used in investing activities was $31,930,000. Net cash used in investing activities for the six months ended December 31, 2024 consisted of loans made to several third-party companies of $31,930,000, which are expected to be repaid by June 30, 2025.

For the six months ended December 31, 2023, net cash used in investing activities was $10,688,160. Net cash used in investing activities for the six months ended December 31, 2023 consisted of cash paid for due from related parties of $10,688,160.

Financing Activities

Net cash provided by financing activities was $64,662,822 for the six months ended December 31, 2024, which consisted of proceed from the issuance of shares in the amount of $65,000,257, offset by cash paid to related parties in the amount of $337,435.

Net cash provided by financing activities was $11,822,082 for the six months ended December 31, 2023, which consisted of proceeds from issuance of shares in in the amount of $12,001,420 and proceeds from related parties in the amount of $20,662, offset by cash repayment to the convertible notes in the amount of $200,000.

Capital Expenditures

We made capital expenditures of $Nil and $Nil for the six months ended December 31, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

E-Home Household Service Holdings Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to E-Home Household Service Holdings Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.